Exhibit 99.1

No. 23/08

IAMGOLD ANNOUNCES OPERATIONAL IMPROVEMENTS
IMPACTING RESERVE LIFE AND COSTS

Toronto, Ontario, June 2, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the positive results from the feasibility study regarding a paste backfill system at its Niobec mining operation, which will double reserves.   The Company has also completed changes at its Mupane and Yatela gold operations that will positively impact production costs.

Niobec Paste Backfill

Niobec is a 100% IAMGOLD owned niobium mining operation located in Northern Quebec.  Late last year the Company undertook the evaluation of a paste backfill system in addition to other optimization initiatives to continue to increase the value of Niobec.  The positive results of this feasibility study estimate capital costs to be $8M and construction could be completed by mid-2010 to coincide with mining commencement on the lower levels. Project evaluation indicates a rate of return above 20% at long term niobium prices.  The potential to realize additional tonnage from the current mining level is currently being investigated, a benefit that was not included in the original analysis.  The paste backfill system will enable the extraction of more ore grade material and result in the doubling of the current reserves to more than 20 years, at current mining rates.

Currently, ore grade material is left behind as support pillars in the mining sequence.  As mining moves to deeper levels, pillar size will increase. The use of a paste backfill system would allow for more complete extraction of ore grade material in these pillars.   Mining without backfill is designed to extract less than 40% of the ore, while mining with backfill will push extraction rates above 90%.  Additional operating costs for cement and operation of the new backfill system will be offset by reduced development costs and the additional mine life.  Other benefits include reduced environmental impact with a smaller footprint for surface tailings containment and reduced requirements for effluent treatment as well as lower future construction costs associated with tailings disposal and management.  This optimization initiative is pending approval from the Company’s Board of Directors.

Mupane Owner Mining Initiative

The Company’s Mupane gold mining operation located in Botswana in Southern Africa, will convert the current contractor mining arrangement to owner mining.  This initiative is expected to reduce cash operating costs at Mupane by at least $40/oz versus the current mine plan.  To facilitate this change existing mining equipment, currently idle in French Guiana, will be redeployed to the Mupane project.  The equipment will be loaded on a transport ship in early June and should be operational at Mupane by the end of July.  It will be required for 18-24 months and could be redeployed to French Guiana afterward.  The lower operating costs expected by this change will also make mining of some satellite pits economic, allowing an extension of mining by four to six months versus the current mine plan.  A revised mine reserve will be calculated under the new cost scenario and will be released within three months.

Yatela Mining Contractor

The Yatela mine in Mali (IAMGOLD holds a 40% interest) is finalizing details with a new mining contractor to carry out mining operations.  The new contract will result in an estimated cash cost savings of $40/oz versus current operating costs.  The previous mining contract expired late in 2007, and Yatela has continued to operate under contract extensions while paying a premium above previous contract rates.  Unable to reach a new agreement with the previous contractor, Yatela has engaged a new contractor.  Following a transition period for change out or sale of the current mining fleet, the new contractor will be assuming responsibility for providing mining services during the third quarter of this year.

These cost saving and optimization initiatives are a demonstration of the Company’s commitment to build shareholder value.  The details on other initiatives currently being evaluated can be found within the IAMGOLD analyst day presentation available at the Company’s website: www.iamgold.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.